X3 Holdings Co., Ltd.

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

December 13, 2024

V IA EDGAR

Ms. Marion Graham Mr. Matthew Derby

U.S. Securities and Exchange Commission Division of Corporation Finance

Office of Technology 100 F Street, N.E. Mail Stop 4631

Washington, DC 20549

Re:	X3 Holdings Co., Ltd.

Registration Statement on Form F-3

Filed June 5, 2024

File No. 333-279954

Dear Ms. Marion Graham and Mr. Matthew Derby:

X3 Holdings Co., Ltd. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 21, 2024,regarding our Form F-3 previously filed on June 5, 2024. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment to the Company’s registration statement on Form F-3 is being filed to accompany this letter.

R egistration Statement on Form F-3 filed June 5, 2024

Risk Factors, page 10

1.	Provide a materially complete description of the risks related to bitcoin and the bitcoin network. As non-exclusive examples, discuss the environmental risks from bitcoin mining, the use of bitcoin in illicit transactions, volatility in the price of bitcoin, and the risk that rewards for mining bitcoin are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the bitcoin network.

Response: In response to the Staff’s comment, we revised our disclosure on the Risk Factors section accordingly.

Selling Shareholder, page 11

2.	Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by YA II PN, LTD. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: In response to the Staff’s comment, we revised our disclosure on the Selling Shareholder section accordingly.

Signatures, page II-4

3.	On the signature page of the filing, please identify the Chief Accounting Officer/Controller. See Section 6(a) of the Securities Act of 1933.

Response: In response to the Staff’s comment, we have identified the Principal Accounting and Financial Officer on the signature page accordingly.

General

4.	Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of the Trust Indenture Act of 1939.

Response: In response to the Staff’s comment, we have filed the form of indenture as an exhibit accordingly.

5.	We note that YA II PN, LTD., the selling shareholder, is the equity line investor under your Standby Equity Purchase Agreement dated as of May 16, 2024. Please revise to indicate that YA II PN, LTD. is an underwriter. Refer to Securities Act C&DI 139.13. Additionally, please expand your disclosure to include a more detailed description of the negotiations surrounding the material terms of the Standby Equity Purchase Agreement and related transactions. Revise to disclose the number of shares being registered for resale, the material conditions under which the company may access the funds available under it, the maximum principal amount available under the agreement, the full discounted price (or formula for determining it) at which the investor will receive the shares, and the term of the agreement. Additionally, include the material risks of an investment in the company and the offering, including the dilutive effect of the formula or pricing mechanism on the company's share price, the possibility that the company may not have access to the full amount available to it under the equity line, and whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the company's share price.

Response: In response to the Staff’s comment, we revised our disclosure on the prospectus cover page and Risk Factors section accordingly.

6.	Disclose the material market activities of YA II PN, LTD. including any short selling of the company’s securities or other hedging activities that YA II PN, LTD. may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement, how it intends to distribute the securities it owns or will acquire, and how the provisions of Regulation M may prohibit it and any other distribution participants that are participating in the distribution of the company’s securities from (i) engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect and (ii) purchasing shares in the open market while the equity line is in effect.

Response: In response to the Staff’s comment, we revised our disclosure on the prospectus cover page and Plan of Distribution section accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, please forward them by electronic mail to Mr. Kelvin Chan at kelvinchan@x3holdings.com or by telephone at +86 132-2977-6627.

[Signature page follows]

Very truly yours,

/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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